British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	November 30, 2002	01/01/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	01/01/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	01/01/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended November 30, 2002

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.
	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to	Management fees	$8,100	$15,600
the President of the
Company
	Secretarial & Rent	2,700	5,400

Vice President	Administration fees	Nil	Nil

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

	(a)	There were no securities issued during the quarter.

	(b)	There were 200,000 options at $0.15 granted during the quarter to an officer.

4.	SUMMARY OF SECURITIES AS AT November 30, 2002:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT January 29, 2003:

List of Directors:	List of Officers:

John Robertson	John Robertson – President, Secretary and Chief Financial Officer

Jennifer Lorette
Jennifer Lorette – Vice President
Susanne Robertson
Yale Hirsch – Vice President of Corporate Affairs
Monique Van Oord

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended November 30, 2002

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended November 30, 2002 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed in 2000 (see news release dated November 29, 2000 for details). Additional drilling and trenching was completed in fiscal 2001 on the Main Gil, North Gil and other targets on the Gil claims. Additional drilling has commenced on the Gil joint venture this year by our joint venture partner Kinross Gold.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which it has optioned to Kinross Gold. Kinross may earn a 70% interest in the claims over five years by making payments and conducting exploration. See Schedule “A” Note 7C. Kinross has subsequently terminated the joint venture agreement.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

Results of Operations for the period ended November 30, 2002 (“2002”) compared to the period ended November 30, 2001 (“2001”)

Results of operations was a net loss of $ 107,417 ($0.0036 per share) as compared to a net loss of $ 29,291 ($0.003 per share) for 2001.

In 2001 the Company realized a gain of $ 218,604 on the sale of 69,900 shares of LinuxWizardry Systems Inc. from cash proceeds of $ 236,320 and in 2002 the Company had no realized gains.

In 2002 the Oil and Gas operations had net income of $1,296 compared to net income of $587 in 2001, which was mainly due to the reworking of the Herrmann and Jancik wells resulting in increased production revenue.

In 2002 expenditures for telephone and telecopier were $7,679 compared to $ 2,114 in 2001, due to Teryl Resources incurred more for its share of communication expenditures in 2002 and incurred less on communications in 2001. Some other expenditures in 2002 were slightly higher than in 2001 due to rising costs and increased administration activities, although some costs decreased due to reduced financing transactions.

Significant events and highlights

On September 17, 2002 the Company announced that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

Teryl Resources Corp. can earn a 50% interest in the Fish Creek claim prospect by expending $500,000 U.S. on the property and issuing 200,000 shares of Teryl Resources shares. LinuxWizardry Systems, Inc. will retain a 5% net royalty until $2,000,000 U.S. is received (see news release dated March 5th, 2002 for details).

Teryl Resources also agrees to give LinuxWizardry Systems, Inc. an option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000 on the Fish Creek claims

On October 22, 2002, we announced that a private placement of 1,000,000 units previously announced on August 15, 2002, has been increased to 1,500,000 units at $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at $0.12 in the first year, and $0.15 in the second year. The net private placement proceeds received by the Company will be used for the drilling program for the Gil joint venture project with Kinross Gold Corp. and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

On November 25, 2002 the Company announced that Yale Hirsch has been appointed Vice President of Corporate Affairs for the Company. Mr. Hirsch is a stock market historian for the “Stock Trader’s Almanac,” now in its 36th annual edition. He was also the founder of the “Smart Money” and “Ground Floor” newsletters. These newsletters focused on small, undiscovered stocks, and young high growth companies with big upside potential. Both newsletters are now combined into an enlarged publication called the “Almanac Investor.” Mr. Hirsch was also granted stock options to purchase up to 200,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

Subsequent Events

On December 10, 2002 the company announced that further to our earlier news release, the joint venture drill program with Kinross Gold (TSE: K) commenced in late September, 2002 on the Gil claims, Fairbanks, Alaska and will be completed this month. The Company will release results of the exploration program when they are received.

On December 17, 2002, the Company announced receipt from our partner Kinross Gold Corp. (TSX:K; Amex: KGC) of encouraging drilling and surface exploration results at the Gil Joint Venture property in the Fairbanks Mining District, Alaska.

Table 1: Significant results from the 2002 Gil JV drilling and trenching program. All analytical work done by ALS Chemex.

Hole / Trench	Prospect	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt	Gold (Au) gpt
GVC02-267	Sourdough Ridge	95	110	15	0.490	16.80
including	Sourdough Ridge	95	105	10	0.065	2.24
and	Sourdough Ridge	105	110	5	1.340	45.94
Trench 33050	Sourdough Ridge	15	25	10	0.118	4.03
and	Sourdough Ridge	80	100	20	0.042	1.42

The 2002 final report from Kinross Gold is still pending however the following conclusions can be drawn from the drilling on the newly discovered zone on the Sourdough Ridge prospect:

A new zone of mineralization was intercepted in the Sourdough Ridge prospect and consists of 15ft of 0.49 gold opt or 16.80 grams per ton, including a 5ft section of 1.34 ounces of gold per ton (45.94 grams) with anomalous arsenic and bismuth hosted at the contact between overlying but barren cal-silicate altered metamorphic rocks in thrust-contact with underlying sericite-altered muscovite schist. There is a possibility that the high-grade zone is located where an east-west trending high angle structure intersects with the favorable thrust horizon. Drilling completed this year and in previous years suggests the mineralization continues to the northeast, according to a recent report received by Teryl Resources Corp. consultant Avalon Development.

Kinross Gold officials have informed Teryl that details of the 2003 work programs and budget recommendations will be forthcoming and additional information will be released pending receipt of the balance of assays and 2002 Gil JV Final Report.

On December 11, 2002, by way of news release, the Company announced it had received regulatory approval for its private placement, previously announced on October 22, 2002, and August 15, 2002. The company issued 1,500,000 units at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at $0.12 in the first year, and $0.15 in the second year. The common shares forming part of the units are subject to a hold period expiring four months from the date of issuance of the units, which is April 11, 2003. The warrants have expiry dates ranging between October 22 and October 28, 2003 in the first year, and October 22 and October 28, 2004 in the second year.

The net private placement proceeds received by the Company will be used for the drilling program for the Gil joint venture project with Kinross Gold Corp. and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

Management Changes

On February 20, 2001, Brian Cherry resigned as a Director and Jennifer Lorette was appointed to replace him. On October 17, 2002, Monique Van Oord was appointed to the board of directors. On November 22, 2002, Yale Hirsch was appointed as Vice President of Corporate Relations.

Annual General Meeting of Shareholders and Special Resolutions passed by Shareholders

At the Annual General Meeting held November 20, 2000, a motion was passed to increase the authorized common and voting shares from 30,000,000 to 100,000,000 without par value. This was finalized on December 4, 2002 by the filing of a Special Resolution and Altered Memorandum with the Registrar of Companies.

We held our 2002 annual general meeting of shareholders on January 22, 2003. At the meeting, the shareholders elected the following directors to hold office until the next annual general meeting: John Robertson, Jennifer Lorette, Susanne Robertson and Monique Van Oord.

The shareholders appointed June Fitzmartyn, Chartered Accountant, as the auditor of the Company, to hold office until the close of the next annual general meeting. It was further resolved that the directors of the Company were authorized to fix the remuneration to be paid to the auditor.

The shareholders also passed an ordinary resolution to approve the Company’s 2002 Stock Option Plan. This has been filed with the TSX Venture Exchange and we are awaiting final approval.

At the meeting, a motion was passed, that, at the discretion of the board of directors of the Company, the name of the Company be changed to Teryl Gold Inc. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly. A Special Resolution and Altered Memorandum has been filed with the Registrar of Companies. The name change is subject to the approval of the TSX.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2002 nor in 2001 (see “Subsequent Events”). In 2002, the Company received loans, on a net basis, of $14,466 from related companies. Of the total cash raised of $101,000 from financing and investing activities together with an opening overdrawn cash balance of $ (1,273) $ 100,136 was spent on operations and $ 11,601was spent on exploration and development of mineral property interest compared to $ 13,625 being spent on operations and $ Nil being spent on exploration and development in 2001. The Company’s cash reserves as at November 30, 2002 were $4,129 compared to $ 2,871 as at November 30, 2001 and the working capital deficit increased by $107,417 to $ 156,978 compared to $ 900,834 as at November 30, 2001. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.